EXHIBIT 3
                                                                       ---------


HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 as well as our unaudited consolidated financial statements and notes for the three and six month periods ended June 30, 2005. Certain comparative figures have been reclassified to conform with the current period presentation.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("BOE") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

FORWARD-LOOKING INFORMATION

This second quarter report contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserve estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available as at August 11, 2005.

CERTAIN FINANCIAL REPORTING MEASURES

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. These measures include: Funds Flow from Operations before changes in non-cash working capital and settlement of asset retirement obligations ("Funds Flow from Operations"), Net Operating Income, Net Debt, Payout Ratio and Operating Netbacks. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader. Specifically, management uses Funds Flow from Operations (referred to as cash flow from operations in our year end 2004 MD&A), to analyze operating performance and leverage. Funds Flow from Operations should not be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. For the three and six month periods ended June 30, 2005 and 2004, Funds Flow from Operations is reconciled to its closest GAAP measure, cash flow from operating activities, as follows:

                                                                         Three months                           Six months
                                                THREE MONTHS ENDED     ended June 30,    SIX MONTHS ENDED   ended June 30,
$000S                                                JUNE 30, 2005               2004       JUNE 30, 2005             2004
------------------------------------------------------------------- ------------------  ------------------ ----------------
Funds Flow from Operations before changes in
   non-cash working capital and settlement
   of asset retirement obligations                          57,217             15,839             109,904           29,573
Changes in working capital                                 (6,983)                137            (55,677)          (2,158)
Settlement of asset retirement obligations                   (663)               (89)             (1,164)            (153)
------------------------------------------------------------------- ------------------  ------------------ ----------------
Cash flow from operating activities                         49,571             15,887              53,063           27,262
======================================================================================  ===================================

TRUST OVERVIEW AND STRATEGY

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a disciplined approach to the oil and natural gas production business, whereby it acquires high working interest, large resource-in-place, mature producing properties and employs "best practice" technical and field operational

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

processes to extract maximum value. These operational processes include: diligent hands-on management to maintain and maximize production rates, the application of technology and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, and unique marketing arrangements complemented by corporate hedging strategies to effectively manage Funds Flow from Operations. The Trust has operations in four core areas: Northern (which includes the newly acquired Hay River property in Northeast British Columbia), East Central Alberta, Southern Alberta and Southeast Saskatchewan.

SUBSEQUENT ACQUISITIONS AND EVENTS

Subsequent to the end of the quarter, on August 2, 2005, we closed the acquisition of the Hay River property, as well as a $250 million bought deal financing. The impact of the acquisition and financing on Harvest's financial statements is effective as of the closing date.

Operationally, the addition of the Hay River property increased our production by approximately 5,200 BOE/d to between 39,000 to 40,000 BOE/d at the time of writing. At approximately $7.75/BOE, the operating expenses at Hay River are lower than Harvest's average, which should reduce our overall operating expenses and improve our netbacks. Given the accretive nature of the transaction, our per Trust Unit Funds Flow from Operations is expected to increase. However, our royalties as a percentage of revenue will increase as Hay River has a royalty rate of approximately 23% compared to our current royalty rate of 16%. Average price received should improve with the addition of these barrels which sell at a premium to our average medium gravity crude production, and overall, we would expect to see an improvement in our netback as a result.

The proceeds from the bought deal financing were used to repay bank debt incurred in the Hay River property acquisition. We issued 6.5 million Trust Units at $26.90 for $175 million, and $75 million of 6.5% convertible debentures, with a conversion price of $31.00. As a result of the offering, we have approximately 50.3 million Trust Units outstanding, approximately $85 million of convertible debentures outstanding, and net debt (excluding convertible debentures) at a level consistent with that reported at June 30, 2005.

The listing of our Trust Units on the NYSE took place on July 21, 2005, and we believe this will lead to improved access to U.S. equity markets and greater financing flexibility.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

SUMMARY OF HISTORICAL QUARTERLY RESULTS
------------------------------------------------------------------------------------------------------------------------------------
                                                          (RESTATED - REFER TO NOTE 2 OF THE CONSOLIDATED
                                                                        FINANCIAL STATEMENTS)                       (RESTATED)
                                              2005                             2004                                     2003
                                 ------------------------ -----------------------------------------------    -----------------------
FINANCIAL                                Q2          Q1          Q4           Q3          Q2           Q1           Q4           Q3
--------------------------------------------------------- -----------------------------------------------    -----------------------
Revenue, net of royalties         $ 120,263   $ 109,931   $ 106,964    $  85,096   $  44,461    $  39,298    $  33,575    $  24,706
Operating expense                   (28,635)    (27,348)    (25,725)     (19,538)    (14,306)     (13,873)     (13,335)     (10,271)
------------------------------------------------------------------------------------------------------------------------------------
Net operating income(1)           $  91,628   $  82,583   $  81,239    $  65,558   $  30,155    $  25,425    $  20,240    $  14,435

Net income (loss)                    19,516     (43,070)     11,600        1,740         151       (2,250)       5,495        5,488
   Per Trust Unit, basic(2)            0.45       (1.02)       0.29         0.06        0.01        (0.13)        0.30         0.44
   Per Trust Unit, diluted(2)          0.44       (1.02)       0.27         0.06        0.01        (0.13)        0.29         0.43
Funds Flow from Operations(1,2,3)    57,217      52,687      52,870       41,267      15,839       13,734       13,699       16,758
   Per Trust Unit, basic(1,2)          1.32        1.25        1.31         1.42        0.91         0.80         0.85         1.35
   Per Trust Unit, diluted(1,2)        1.29        1.19        1.18         1.12        0.78         0.67         0.82         1.31

SALES VOLUMES
------------------------------------------------------------------------------------------------------------------------------------

Crude oil (bbl/d)                    28,855      30,087      30,992       22,397      14,775       14,626       14,497       11,054
Natural gas liquids (bbl/d)             798         780       1,309          377         141           50           70           77
Natural gas (mcf/d)                  28,857      27,114      28,338       11,909       2,249          915        1,744        1,453
------------------------------------------------------------------------------------------------------------------------------------
Total (BOE/d)                        34,463      35,386      37,024       24,759      15,291       14,829       14,858       11,373
====================================================================================================================================

NOTE 1 THIS IS A NON-GAAP MEASURE AS REFERRED TO IN THE "CERTAIN FINANCIAL REPORTING MEASURES" SECTION OF THIS MD&A.
NOTE 2 THE SUM OF THE INTERIM PERIODS DOES NOT EQUAL THE TOTAL PER YEAR AMOUNT AS THERE WERE LARGE FLUCTUATIONS IN THE WEIGHTED AVERAGE NUMBER OF TRUST UNITS OUTSTANDING IN EACH INDIVIDUAL QUARTER.
NOTE 3 FUNDS FLOW FROM OPERATIONS IN 2005 INCLUDES INTEREST ON CONVERTIBLE DEBENTURES AND EQUITY BRIDGE NOTES. IN PRIOR PERIODS, THIS WAS PART OF CASH FLOW FROM FINANCING ACTIVITIES.

The above table highlights Harvest's performance for the second quarter of 2005, and the preceding 7 quarters.

Net revenues and net operating income have trended steadily higher over the eight quarters shown above, with the most significant increase through the third and fourth quarters of 2004. The two acquisitions completed in 2004, which closed in June and September, were the most significant reasons for the increase in production volumes, revenue and Funds Flow from Operations since the second quarter of 2004. The revenue increase since the second quarter of 2003 is primarily attributable to increasing production volumes and a strong commodity price environment through 2004 and for the first half of 2005.

Net income reflects both cash and non-cash items. Changes in non-cash items, including depletion, depreciation and accretion (DD&A), unrealized foreign exchange gains and losses, unrealized gains and losses on derivative contracts, Trust Unit right compensation expense and future income taxes can cause net income to vary significantly. However, these items do not impact the Funds Flow from Operations available for distribution to Unitholders, and therefore we believe net income may be a less meaningful measure of performance for Harvest. Due primarily to the inclusion of unrealized mark-to-market gains and losses on derivative contracts, net income (loss) has not reflected the same trend as net revenues or Funds Flow from Operations. The net loss reported for the three month period ended March 31, 2005 is entirely due to the change in the fair value of our outstanding derivative contacts at the end of the period of $70.7 million. Net income for the three month period ended June 30, 2005 was $19.5 million. Lower mark-to-market losses in the second quarter reduced the impact on net income for that period. Mark-to-market losses arise from changes in the fair values of the derivative contracts in the period. We ceased hedge accounting for all of our derivative instruments in October 2004 and this has accounted for increased volatility in our earnings.

Funds Flow from Operations is a very important measure for a royalty trust because it represents the source for cash distributions to Unitholders. Funds Flow from Operations enables us to repay debt and also finances capital expenditures which are used to replace produced reserves, leading to sustainability. Our low payout ratio is a key competitive advantage in creating future sustainability. Excluding the substantial non-recurring foreign exchange gain realized in the third quarter of 2003, our Funds Flow from Operations has demonstrated a strengthening trend. Funds Flow from Operations can be impacted by factors outside of management's control such as commodity prices and currency exchange rates. We strive to mitigate the impact of these factors by using hedging (generally referred to herein as 'derivatives' or 'derivative contracts')

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

on a portion of our transactions to establish a fixed floor for future commodity prices, and mitigate the impact of fluctuating heavy oil price differentials and currency exchange rates.

REVENUES

                                       Three months ended June 30               Six months ended June 30
                                   ---------------------------------  -------------------------------------
                                      2005         2004      Change          2005        2004       Change
--------------------------------------------------------------------  -------------------------------------
Oil and natural gas sales ($/BOE)    45.67        38.30         19%         43.20       36.77          17%
Royalty expense ($/BOE)              (7.32)       (6.35)        15%         (6.78)      (6.21)          9%
--------------------------------------------------------------------  -------------------------------------
Net revenues ($/BOE)                 38.35        31.95         20%         36.42       30.56          19%
--------------------------------------------------------------------  -------------------------------------
Net revenues ($ millions)            120.3         44.5        170%         230.2        83.8         175%
====================================================================  =====================================

Net revenue is impacted by production volumes, commodity prices, currency exchange rates and royalty rates. Due to the two significant acquisitions completed during the latter half of 2004, which substantially increased production volumes, and a crude oil price environment that has continued to strengthen for the past 4 quarters, our net revenues in the three and six month periods ending June 30, 2005 increased 170% and 175%, respectively, over the same periods in 2004. Changes in realized prices, volumes and royalty rates are discussed separately below. The impact of our hedging activities on current and future periods' income is discussed under "Derivative Contracts".

SALES VOLUMES

At 34,463 BOE/d, second quarter 2005 sales volumes were in line with our original full-year target of between 34,000 and 36,000 BOE/d and were 125% higher than the 15,291 BOE/d realized in the three month period ended June 30, 2004. Volumes averaged 34,921 BOE/d for the first six months of 2005, and were 132% higher than the 15,060 BOE/d realized in the same period in 2004. This increase in production year-over-year is due to the volumes associated with properties acquired in June and September 2004, as well as successful development and optimization work across our core areas.

The average daily sales volumes by product were as follows:

                                                       THREE MONTHS ENDED JUNE 30
                                             --------------------------------------------
                                                     2005                   2004
                                             ---------------------- ---------------------   ------------
                                              VOLUME    WEIGHTING    Volume     Weighting      % Change
                                             ---------------------- ---------------------   ------------
Light oil (Bbl/d)                              9,826        29%       5,216        34%            88%
Medium oil (Bbl/d)                             5,510        16%       4,082        27%            35%
Heavy oil (Bbl/d)                             13,519        39%       5,477        36%           147%
--------------------------------------------------------------------------------------------------------
Total oil (Bbl/d)                             28,855        84%      14,775        97%            95%
Natural gas liquids (Bbl/d)                      798        2%          141        1%            466%
--------------------------------------------------------------------------------------------------------
Total oil and natural gas liquids (Bbl/d)     29,653        86%      14,916        98%            99%
Natural gas (mcf/d)                           28,857        14%       2,249        2%            1183%

--------------------------------------------------------------------------------------------------------
Total oil equivalent (BOE/d)                  34,463       100%      15,291       100%           125%
--------------------------------------------------------------------------------------------------------

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

                                                           SIX MONTHS ENDED JUNE 30
                                            --------------------------------------------
                                                      2005                2004
                                            ---------------------- ---------------------- ------------
                                              VOLUME    WEIGHTING    Volume    Weighting      % Change
                                            ---------------------- ---------------------- ------------
Light oil (Bbl/d)                              9,884        28%       5,134        34%            93%
Medium oil (Bbl/d)                             5,590        16%       4,116        27%            36%
Heavy oil (Bbl/d)                             13,993        40%       5,451        36%           157%
------------------------------------------------------------------------------------------------------
Total oil (Bbl/d)                             29,467        84%      14,701        97%           100%
Natural gas liquids (Bbl/d)                      789        2%           95        1%            731%
------------------------------------------------------------------------------------------------------
Total oil and natural gas liquids (Bbl/d)     30,256        87%      14,796        98%           104%
Natural gas (mcf/d)                           27,990        13%       1,582        2%            1669%

------------------------------------------------------------------------------------------------------
Total oil equivalent (BOE/d)                  34,921       100%      15,060       100%           132%
------------------------------------------------------------------------------------------------------

Second quarter 2005 production was impacted by unusually heavy rainfall and flooding in Alberta and Saskatchewan, primarily at Suffield and Hayter, resulting in lower realized heavy oil production relative to capacity. Extended turnarounds in Killarney and East Hayter resulted in an extended period of shut-in production in those areas as well.

Following the Hay River, B.C. property acquisition on August 2, 2005, an additional 5,200 BOE/d of medium gravity crude oil was added to our production, resulting in revised forecasts for full year 2005 production volumes. We now estimate that Harvest's full year 2005 production will average between 36,000 and 37,000 BOE/d.

REALIZED COMMODITY PRICES

The following table provides a breakdown of our first quarter and year to date 2005 and 2004 average commodity prices by product type before realized losses on derivative contracts.

                                        THREE MONTHS ENDED JUNE 30               SIX MONTHS ENDED JUNE 30
                                        --------------------------------------------------------------------
                                             2005           2004   Change        2005           2004  Change
--------------------------------------------------------------------------   -------------------------------
Product prices:
    Light oil ($/bbl)                     $ 59.13        $ 44.28     34%      $ 57.47        $ 42.71    35%
    Medium oil ($/bbl)                      43.43          36.95     18%        41.44          36.69    13%
    Heavy oil ($/bbl)                       36.04          33.53      7%        33.79          31.17     8%
    Natural gas liquids ($/bbl)             47.31          30.39     56%        41.75          31.60    32%
    Natural gas ($/mcf)                      7.92           5.91     34%         7.25           5.78    25%
    ----------------------------------------------------------------------   -------------------------------

    BOE ($/BOE)                           $ 45.67        $ 38.30     19%      $ 43.20        $ 36.77    17%
------------------------------------------------------------------------------------------------------------

    Realized loss on derivative
    contracts gain (loss) ($/BOE)(1)        (7.49)         (8.80)    15%        (6.71)         (7.77)   14%
    Realized price after hedging ($/BOE)  $ 38.18        $ 29.50     29%      $ 36.49        $ 29.00    26%
------------------------------------------------------------------------------------------------------------

(1) INCLUDES AMOUNTS REALIZED ON OIL AND FOREIGN EXCHANGE CONTRACTS, AND EXCLUDES AMOUNTS REALIZED ON ELECTRICITY CONTRACTS.

Average realized prices continued to strengthen during the second quarter and were 19% higher during the period compared to the second quarter of 2004. For the first six months of 2005, our average realized prices were 17% higher than the same period in 2004. In the three and six months ended June 30, 2005, revenues were impacted by realized losses on commodity derivative contracts totaling $23.5 million and $42.4 million, respectively. This is higher than the $12.2 million and $21.3 million losses realized in the three and six months ended June 30, 2004, respectively. However, on a per BOE basis, our realized losses relative to revenue for the three month period ended June 30, 2005 decreased to $7.49 / BOE compared to $8.80 / BOE in the same period in 2004. For the six month period ended June 30, 2005, the realized loss per BOE relative to revenue was $6.71 /BOE compared to $7.77 / BOE in the same period the previous year.

The decline in hedging losses per BOE in 2005 despite a 40% increase in WTI reflects our new hedging strategy in 2005, which is to provide firm floors with upside participation. We anticipate that these structures will enable us to realize oil prices that are closer to spot price levels during 2005 and 2006 than would have been the case with our 2004 hedging

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

instruments which were primarily swaps and collars. The table below provides an example of the impact of Harvest's 2005 commodity derivative contracts in light of varying WTI oil price levels. This data is designed to provide readers with directional information only.

------------------------------------------- ---------------------------------------------------
Average Annual Oil Price Scenario ($U.S.)   Harvest Average WTI Oil Price After Hedging ($U.S.)
------------------------------------------- ---------------------------------------------------
$35.00 WTI                                                          $38.21
------------------------------------------- ---------------------------------------------------
$55.00 WTI                                                          $49.55
------------------------------------------- ---------------------------------------------------
$75.00 WTI                                                          $67.55
===============================================================================================

At the time of writing, we have entered into oil price derivative contracts on approximately 72% of our total 2005 net crude oil production, approximately 50% of our estimated 2006 net crude oil production, and 14% of our estimated 2007 net crude oil production (based on an assumption of flat production through 2007). The majority of our 2005 and all of our 2006 and 2007 commodity derivative contracts provide a fixed crude oil floor price, while retaining the ability to participate in upward price appreciation. Examples of such contracts include 'indexed puts' and 'participating swaps', and additional information on these and other commodity derivative contracts can be found in the "Derivative Contracts" section of this MD&A.

                                               Three months ended June 30            Six months ended June 30
                                               ------------------------------------- -------------------------------------
Benchmarks                                             2005         2004     Change         2005         2004      Change
------------------------------------------------------------------------------------ -------------------------------------
West Texas Intermediate crude oil (US$ / bbl)       $ 53.17      $ 38.32        39%      $ 51.51      $ 36.73         40%
Edmonton Par light crude ($ / bbl)                  $ 65.79      $ 50.59        30%      $ 63.67      $ 48.09         32%
Lloyd blend crude oil ($ / bbl)                     $ 39.65      $ 36.14        10%      $ 38.54      $ 34.67         11%
Bow river blend crude oil ($ / bbl)                 $ 39.72      $ 37.12         7%      $ 39.07      $ 35.77          9%
Natural Gas Liquids ($ / bbl)                       $ 51.16      $ 41.48        23%      $ 51.51      $ 39.82         29%
AECO natural gas ($ / mcf)                           $ 7.38       $ 6.80         9%       $ 7.03       $ 6.71          5%

U.S. / Canadian dollar exchange rate                  1.244        1.360        (9%)       1.236        1.339         (8%)
Bank of Canada interest rate                          2.75%        2.72%      0.03%        2.75%        2.50%       0.25%
==========================================================================================================================

The benchmark price of WTI crude oil has the greatest impact on Harvest's revenues because the majority of the Trust's production is crude oil. Foreign exchange also has an impact on Harvest's revenues as oil prices denominated in U.S. dollars. With a second quarter production weighting to natural gas of approximately 13% compared to 1% in the second quarter of 2004, fluctuations in natural gas prices now have a greater impact on our revenue than in 2004.

A stronger Canadian dollar and wider differentials for heavy crude versus WTI tempered the effect of higher worldwide crude prices on our revenues during the three and six months ended June 30, 2005 relative to the same periods in 2004. The price of WTI was approximately 39% higher in the second quarter of 2005 and 40% higher in the six months ended June 30, 2005 relative to the same periods in 2004 but was somewhat offset by a much stronger Canadian dollar.

The differential between heavy and light crude oil prices narrowed toward the end of the second quarter; however, heavy oil in Canada was priced at an average of 40% discount to WTI during the second quarter. This compares to a 31% differential in the second quarter of 2004. The narrowing differentials late in the quarter can be attributed to a number of factors including increased demand for heavier products in Asia and the onset of the summer paving season and increased demand for asphalt. Harvest has taken steps to mitigate the future impact of fluctuating heavy oil differentials with two new hedges entered into in the second quarter which take effect in July 2005. See "Derivative Contracts".

The two significant acquisitions completed in 2004 significantly increased our product diversification to include more natural gas and light oil in our portfolio. This diversification reduces Harvest's outright exposure to heavy oil differentials and increases our exposure to North American natural gas prices. The production acquired from the Hay River property is

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

primarily medium gravity crude, but has historically realized differentials which are significantly less than the typical medium oil differential of $15.00 to $25.00.

ROYALTIES

In the second quarter of 2005, royalties as a percentage of revenues before hedging loss, were approximately 16% compared to 16.6% in the second quarter of 2004. For the six month period ended June 30, 2005, royalties as a percent of revenue were 15.7%, compared to 16.9% in the same period in 2004. This decrease from 2004 is primarily attributable to the impact of the lower royalty rate properties acquired in September 2004. The Saskatchewan government recently changed its legislation to make its resource surcharge applicable to trusts producing oil and natural gas in the province effective April 1, 2005. The surcharge is 3.6% of gross resource revenues (2% for production from wells drilled subsequent to October 2002). We estimate the blended rate applied to Harvest's Saskatchewan properties will be approximately 3.2% with Saskatchewan revenues which makes up 20% of Harvest's total. This increased our royalty rate from 15% in the first quarter of 2005 to 16% in the second quarter of 2005. The new Hay River properties acquired in August 2005 have a higher royalty rate, which is estimated to increase our overall royalty rates to approximately 18% to 19% for the latter half of 2005.

OPERATING EXPENSES

                                     Three months ended June 30            Six months ended June 30
                                    -------------------------------  -------------------------------------
($ PER BOE)                             2005       2004     Change          2005        2004       Change
-------------------------------------------------------------------  -------------------------------------
Operating expense                     $ 9.13    $ 10.28       (11%)       $ 8.86       10.28         (14%)
Realized gains on electricity
     derivative contracts              (0.05)     (0.51)      (90%)        (0.05)      (0.33)        (85%)
-------------------------------------------------------------------  -------------------------------------
Net operating expense                 $ 9.08     $ 9.77        (7%)       $ 8.81      $ 9.95         (11%)
==========================================================================================================

The decrease in operating expenses (before gains on electricity derivative contracts), during the second quarter of 2005 compared to the second quarter of 2004 reflects lower cost assets purchased in 2004, as well as the effect of operating cost reduction projects completed in 2004. These operating cost reductions have been somewhat offset by cost inflation in the Western Canadian oil and natural gas sector and the impact of incremental workover costs spread over lower volumes due to the downtime which occurred due to turnarounds and flooding, as described under "Sales Volumes". The Hay River properties acquired in August 2005 have lower operating costs at approximately $7.75/BOE, which will result in slightly lower operating costs per BOE through the balance of 2005.

For the three and six month periods ended June 30, 2005, approximately 25% and 27%, respectively, of our operating costs is related to the consumption of electricity. Over the last 9 months the 450 megawatts (MW) of additional power from the Genesee #3 coal-fired plant in Alberta has proven to dampen both electricity price volatility and spot market prices. Management has also utilized fixed price electricity contracts to mitigate electricity price risk within Alberta. Our electricity hedges (approximately 85% of our estimated Alberta electricity usage is hedged at an average price of $47.71 per MWh through December 2006) will help further moderate the impact of cost swings, as will realizing the benefits of capital projects undertaken in 2004 that were dedicated to power efficiency projects.

                                                     Three months ended June 30        Six months ended June 30
                                                   ----------------------------------- -------------------------------------
Benchmark Price                                        2005         2004       Change         2005         2004      Change
-------------------------------------------------------------------------------------- -------------------------------------
Alberta Power Pool electricity price ($ per MWh)    $ 51.46      $ 60.07         (14%)       48.67        54.43        (11%)
============================================================================================================================

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATION EXPENSES ("G&A")

                                           Three months ended June 30            Six months ended June 30
                                          -----------------------------------  ---------------------------------
($MILLIONS EXCEPT PER BOE)                   2005          2004       Change      2005        2004       Change
-----------------------------------------------------------------------------  ---------------------------------
G&A - cash                                 $  2.9           1.5          93%       6.2         2.7         130%
  Per BOE ($/BOE)                            0.94          1.07         (12%)     0.98        0.98           0%
G&A - non-cash unit compsentation expense     3.7           0.2        1750%       5.9         0.4        1375%
  Per BOE ($/BOE)                            1.17          0.15         680%      0.93        0.14         564%
-----------------------------------------------------------------------------  ---------------------------------
Total G&A                                  $  6.6        $  1.7         288%      12.1         3.1         290%
  Per BOE ($/BOE)                          $ 2.11        $ 1.22          73%    $ 1.91      $ 1.12          71%
================================================================================================================

The increase in cash G&A, excluding unit right compensation expense, is the result of higher staff and system expenses associated with the additional properties in our portfolio. For 2005, we anticipate that Harvest's cash G&A/BOE will be less than $1.00/BOE, before unit right compensation expense. Management does not anticipate a significant increase in cash G&A expenses associated with the Hay acquisition and increased production should result in slightly lower cash G&A/BOE. However, Trust Unit prices have increased significantly since June 30, 2005, which could lead to a higher unit right compensation expense in the third quarter.

General and administration expenses charged against income in the second quarter of 2005 totaled $6.6 million ($2.11/BOE) compared to $1.7 million ($1.22/BOE) in the same quarter in 2004. For the six month period ended June 30, 2005, G&A charged against income totaled $12.1 million ($1.91/BOE) compared to $3.1 million ($1.12/BOE) in the same period in 2004.

The significant increase in G&A in 2005 compared to 2004 is a result of a modification made to our Unit Incentive Rights Plan in the fourth quarter of 2004, resulting in a prospective change in accounting for Unit appreciation rights (UARs). In the third quarter of 2004, the Plan was modified so unitholders could settle in cash and therefore we now value vested UARs at the difference between exercise price and market price at each reporting period end to determine the related liability at that date. Changes in the assumptions used in determining this liability, such as our Trust Unit price, the exercise price and the number of UARs vested at each accounting period will cause this liability to fluctuate and the difference is reflected as an expense on the consolidated statement of income.

INTEREST EXPENSE

                                                      Three months ended June 30       Six months ended June 30
                                                  ------------------------------------ -------------------------------------
                                                         2005        2004      Change         2005         2004      Change
($MILLIONS) (RESTATED) (RESTATED)
-------------------------------------------------------------------------------------- -------------------------------------
Interest on short term debt                             $ 1.6       $ 0.4        300%        $ 2.8        $ 1.1        155%
Amortization of deferred charges - short term debt        1.3         0.6        117%          2.5          1.3         92%
----------------------------------------------------------------------------------------------------------------------------
    Total interest on short term debt                     2.9         1.0        190%        $ 5.3        $ 2.4        121%
----------------------------------------------------------------------------------------------------------------------------

Interest on long term debt                                6.6         1.3        408%         13.0          2.2        491%
Amortization of deferred charges - long term debt         0.3         0.1        200%          0.8          0.2        300%
----------------------------------------------------------------------------------------------------------------------------
    Total interest on long term debt                      6.9         1.4        393%         13.8          2.4        475%
----------------------------------------------------------------------------------------------------------------------------

Total interest expense                                  $ 9.8       $ 2.4        308%       $ 19.1        $ 4.8        298%
============================================================================================================================

In the three and six month periods ended June 30, 2005, cash interest on short term debt totaled $1.6 million and $2.8 million, compared to $0.4 million and $1.1 million for the same periods in 2004. Interest on short term debt relates to the interest paid on our outstanding bank debt. Cash interest on long term debt totaled $6.6 million and $13.0 million in the second quarter and six months ended June 30, 2005, and $1.3 million and $2.2 million in the same periods in 2004. Of the interest on long term debt, $6.2 million in the three month period and $12.2 million in the six month period ended June 30, 2005 pertains to our U.S.$250 million senior notes, issued in October 2004. These notes provide Harvest with a long-term (Oct 15, 2011 maturity), fixed interest rate (7.875%) source of debt, a natural hedge to currency exchange rates, and can be redeemed after four years. For the three and six month periods ending June 30, 2005, the remaining $0.4 million and $0.8 million of long term interest expense relates to our convertible debentures. Previously, we had recorded the interest incurred on our convertible debentures as a charge to accumulated income rather than net income. As a result of changes in accounting

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

standards that came into effect for the first quarter of 2005, we now reflect this as interest expense on the statement of income. This change is discussed further under "New Accounting Policies" and the 2004 amounts have been retroactively restated to reflect this new presentation.

Our second quarter total interest expense and amortization of deferred charges of $9.8 million is higher than the $2.4 million reflected in the second quarter of 2004. For the six month period ended June 30, 2005 total interest expense and amortization of deferred charges was $19.1 million compared to $4.8 million for the same period in 2004. The increase in total interest expense in 2005 is due to higher bank debt and the senior notes, which were used to partially finance the July and September 2004 acquisitions.

Total interest expense is expected to be slightly higher through the balance of 2005 given $75 million of new 6.5% convertible debentures issued in August 2005 associated with the Hay River acquisition.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

                                                  Three months ended June 30        Six months ended June 30
                                                 --------------------------------- -------------------------------
($MILLIONS EXCEPT PER BOE)                           2005        2004      Change     2005       2004      Change
---------------------------------------------------------------------------------- -------------------------------
Depletion and depreciation                         $ 32.5      $ 10.1        222%     69.0       19.7        250%
Depletion of capitalized asset retirement costs       2.6         1.8         44%      5.4        3.6         50%
Accretion on asset retirement obligation              2.3         0.9        156%      4.6        1.6        188%
------------------------------------------------------------------------------------------------------------------
Total depletion, depreciation and accretion        $ 37.4      $ 12.8        192%   $ 79.0     $ 24.9        217%
     Per BOE ($/BOE)                              $ 11.93      $ 9.22         29%    12.49       9.09         37%
==================================================================================================================

Our second quarter depletion, depreciation, and accretion expense totaled $37.4 million ($11.93/BOE) compared to $12.8 million ($9.20/BOE) for the same quarter in 2004. Our total DD&A for the six month period ended June 30, 2005 was $79.0 million ($12.50/BOE), compared to $24.9 million ($9.08/BOE) for the same period in 2004. Relative to the second quarter of 2004 and the six month period ended June 30, 2004, our higher DD&A is primarily attributable to the significant acquisitions completed in June and September 2004, and reflects the higher netback production acquired. We anticipate full year 2005 DD&A rates to range between $13 and $15 per BOE with the Hay River acquisition completed in August.

FOREIGN EXCHANGE LOSSES AND GAINS

Foreign exchange gains and losses are attributable to the effect of changes in the value of the Canadian dollar relative to the U.S. dollar on our U.S. dollar denominated senior notes, as well as any U.S. dollar deposits and credit facility balances. Our senior notes, which were issued in October 2004, reduce our net exposure to fluctuations in foreign exchange rates by offsetting the impact of fluctuations on net oil prices realized. We have entered into a currency exchange put option for calendar 2005, on U.S. $8.33 million per month at $1.20 per $U.S. to provide a further hedge against foreign exchange volatility.

The largest portion of our foreign exchange gains and losses are directly related to our U.S. dollar denominated senior notes. In the second quarter of 2005, the Canadian dollar weakened against the U.S. dollar, and we incurred unrealized losses on our senior notes of $3.9 million. This amount was partially offset by realized settlements of amounts held on deposit denominated in U.S. dollars. The net result for the second quarter 2005 was a foreign exchange loss of $3.2 million. In the second quarter of 2004, we did not have any U.S. dollar denominated debt and as a result, in a time of a weakening Canadian dollar, we recorded gains because changes in foreign exchange were largely related to sales transactions.

For the six month period ended June 30, 2005, we realized a foreign exchange loss of $5.4 million, compared to a foreign exchange gain of $1.3 million for the same period in 2004. Again, this reflects the impact of a weakened Canadian dollar at June 30, 2005 compared to December 31, 2004 on our senior notes.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------


DERIVATIVE CONTRACTS

All of our hedging activities are carried out pursuant to policies approved by the Board of Directors of Harvest Operations Corp. Management intends to facilitate stable, long-term monthly distributions by reducing the impact of volatility in commodity prices. As part of our risk management policy, management utilizes a variety of derivative instruments (primarily options) to manage commodity price, heavy oil price differentials, foreign currency and interest rate exposures. These instruments are commonly referred to as `hedges' but may not receive hedge treatment for accounting purposes. Management also enters into electricity price and heat rate based derivatives to assist in maintaining stable operating costs. We reduce our exposure to credit risk associated with these financial instruments by only entering into transactions with financially sound, credit-worthy counterparties.

As of October 1, 2004, we ceased to apply hedge accounting to our derivative contracts. As a result, from October 1, 2004 all of our derivatives are marked-to-market with the resulting gain or loss reflected in earnings for the reporting period. The mark-to-market valuation represents the amount that would be required to settle the contract on the period end date. Collectively, our derivative contracts had a mark-to-market unrealized non-cash loss position on the balance sheet of $77.5 million as at June 30, 2005. The difference between this value and the mark-to-market amount at December 31, 2004 ($15.4 million) is reflected as an unrealized loss in the six month period ended June 30, 2005. Please refer to Note 10 in the consolidated financial statements for further information.

The following table provides a reconciliation of the changes in Harvest's mark-to-market position on its derivative contracts from January 1, 2005 to June 30, 2005.

($MILLIONS)                                               AS AT JUNE 30, 2005    As at December 31, 2004
---------------------------------------------------------------------------------------------------------
Opening mark-to-market position                                        (15.4)                         --
   Unrealized loss on outstanding derivative contracts(1)              (68.7)                      (27.9)
   Unrealized gain on outstanding derivative contracts(1)               (6.6)                       12.5
---------------------------------------------------------------------------------------------------------
Closing mark-to-market position                                        (77.5)                      (15.4)
=========================================================================================================

NOTE 1   EXCLUDES AMORTIZATION OF DEFERRED CHARGES (GAIN) RECORDED UPON
         ADOPTION OF MARK-TO-MARKET ACCOUNTING AND REFLECTED IN UNREALIZED GAINS AND LOSSES ON DERIVATIVE CONTRACTS ON THE STATEMENT OF INCOME.


We determine the value of our derivative contracts using prices from actively quoted markets. Where we are unable to obtain quoted prices, we use widely accepted valuation models.

In the three months ended June 30, 2005, we recorded a net realized loss on commodity derivative contracts of $23.3 million, and a net unrealized gain, including amortization of deferred charges and gains, of $5.0 million for a total loss of $18.3 million. For the six month period ended June 30, 2005, we recorded a realized loss on commodity derivative contracts of $42.1 million, and an unrealized loss including amortization of deferred charges and gains, of $69.5 million for a total loss of $111.6 million. The realized loss portion reflects the effective cost of our hedges related to production during the period. If we had experienced similar WTI price levels in 2005 as 2004, realized derivative contract losses in 2005 would have been lower than those experienced in 2004 as the majority of our 2005 derivative contracts provide a firm floor but allow for participation in strengthening commodity prices. The volume of our production hedged with swaps and collars that have fixed price ceilings has greatly diminished for 2005 and is nil for 2006 and 2007.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

The table below provides a summary of gains and losses on derivative contracts:

                                                                                                              Three months
                                                                                                            ended June 30,
                                                        THREE MONTHS ENDED JUNE 30, 2005                              2004
                                                    ------------------------------------------------------- ---------------
($THOUSANDS)                                                 Oil      Currency   Electricity         Total           Total
----------------------------------------------------------------------------------------------------------- ---------------
Unrealized (losses) / gains on derivative contracts        7,797        (1,145)        1,978         8,630          (4,242)
Realized (losses) / gains on derivative contracts        (23,327)         (168)          147       (23,348)        (11,542)
Amortization of deferred charges relating to
  derivative contracts                                    (3,983)           --            --        (3,983)             --
Amortization of deferred gains relating to derivative
  contracts                                                   --            --           445           445              --
---------------------------------------------------------------------------------------------------------------------------
Total (losses) / gains on derivative contracts           (19,513)       (1,313)        2,570       (18,256)        (15,784)
===========================================================================================================================

                                                                                                                Six months
                                                                                                            ended June 30,
                                                         SIX MONTHS ENDED JUNE 30, 2005                               2004
                                                    ------------------------------------------------------- ---------------
($THOUSANDS)                                                 Oil      Currency   Electricity         Total           Total
----------------------------------------------------------------------------------------------------------- ---------------
Unrealized (losses) / gains on derivative contracts      (64,515)       (4,192)        6,585       (62,122)         (4,242)
Realized (losses) / gains on derivative contracts        (43,058)          672           313       (42,073)        (20,399)
Amortization of deferred charges relating to
  derivative contracts                                    (8,344)           --            --        (8,344)         (5,490)
Amortization of deferred gains relating to derivative
  contracts                                                   --            --           890           890              --
---------------------------------------------------------------------------------------------------------------------------
Total (losses) / gains on derivative contracts          (115,917)       (3,520)        7,788      (111,649)        (30,131)
===========================================================================================================================

PREPAID EXPENSES AND DEPOSITS

Our prepaid expenses and deposits balance includes $44.5 million of amounts which are held on margin with counterparties to our derivative contracts. This balance will decrease as our hedges settle, provided oil prices do not increase further.

DEFERRED CHARGES AND DEFERRED GAINS

The deferred charges asset balance on the balance sheet is comprised of two main components: deferred financing charges and deferred assets related to the discontinuation of hedge accounting. The deferred financing charges relate primarily to the issuance of the senior notes, convertible debentures and bank debt and are amortized over the life of the corresponding debt.

DEFERRED CHARGES

($THOUSANDS)                       As at June 30, 2005                                As at December 31, 2004
----------------------------------------------------------------------- ----------------------------------------------------
                         ON DIS-                                              On Dis-
                      CONTINUATION                                         continuation    Financing
                        OF HEDGE     FINANCING    DISCOUNT ON                of Hedge        Costs     Discount on
                       ACCOUNTING       COSTS    SENIOR NOTES    TOTAL      Accounting    (Restated)   Senior Notes   Total
----------------------------------------------------------------------- ----------------------------------------------------
Opening Balance          10,759        12,781        2,000      25,540             --        1,989           --       1,989
  Additions                  --           534           --         534         25,705       20,971        2,075      48,751
  Transferred to                                                    --                                                   --
    unit issue                                                      --                                                   --
    costs                    --          (563)          --        (563)            --       (5,721)          --      (5,721)
  Amortization           (8,344)       (3,285)        (148)    (11,777)       (14,946)      (4,458)         (75)    (19,479)
----------------------------------------------------------------------------------------------------------------------------
Closing Balance           2,415         9,467        1,852      13,734         10,759       12,781        2,000      25,540
============================================================================================================================

We discontinued the use of hedge accounting for all of our derivative financial instruments effective October 1, 2004. For contracts where hedge accounting had previously been applied, a deferred charge and a deferred gain was recorded equal to the fair value of the contracts at the time hedge accounting was discontinued, and a corresponding amount was recorded as a derivative contracts asset or liability. The deferred amount is recognized in income in the period in which the underlying transaction is recognized.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

For the six month period ended June 30, 2005, $8.3 million of the deferred charge and $0.9 million of the deferred gain was been amortized and recorded in gains and losses on derivative contracts. At June 30, 2005, a $2.4 million deferred charge and a $1.3 million deferred gain is remaining relating to the balances initially set up upon discontinuation of hedge accounting.

GOODWILL

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of that acquired business. In June 2004, Harvest completed a Plan of Arrangement with Storm Energy Ltd., and acquired certain oil and natural gas producing properties in North Central Alberta for total consideration of $192.2 million. This transaction has been accounted for using the purchase price method, and resulted in Harvest recording goodwill of $43.8 million in 2004. This goodwill balance will be assessed annually for impairment or more frequently if events or changes in circumstances would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

FUTURE INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the financial statement amounts of assets and liabilities held in Harvest's corporate operating subsidiaries and the related income tax balances. Future income taxes arise, for example, as depletion and depreciation expense recorded against capital assets differs from claims against related tax pools. Future income taxes also arise when tax pools associated with assets acquired are different from the purchase price recorded for accounting purposes. We recorded a recovery of future income taxes for the three and six month period ended June 30, 2005 of $3.8 million and $29.8 million, respectively, compared to a $1.6 million recovery and $4.2 million recovery for the same periods last year. The significant increase in the future income tax recovery in the six month period reflects the large loss before taxes and non-controlling interest.

ASSET RETIREMENT OBLIGATION (ARO)

In connection with a property acquisition or development expenditure, we record the discounted fair value of the ARO as a liability in the year in which an obligation to reclaim and restore the related asset is incurred, which is generally when the related well or facility is created or acquired. Our ARO costs are capitalized as part of the carrying amount of the related assets, and are depleted and depreciated over our estimated net proved reserves. ARO estimates are adjusted at the end of each period to reflect the impact of the passage of time on the discounted present value as well as changes in the estimated future costs that make up the obligation.

Our asset retirement obligation has increased by approximately $4.0 million in the first half of 2005 mainly due to the accretion of the asset retirement obligation.

NON-CONTROLLING INTEREST

At June 30, 2005, we have recorded a non-controlling interest amount on our consolidated balance sheet of $3.5 million. The non-controlling interest arises as a result of adopting the guidance from the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants (EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts") (see "New Accounting Policies - Exchangeable Shares"). This EIC requires that when shares are issued by a subsidiary of a trust, and they are exchangeable into Units of the trust, they should be classified as either non-controlling interest or equity. EIC 151 requires, among other things, that exchangeable shares not be transferable to third parties in order to be classified as equity. As the exchangeable shares issued by Harvest Operations Corp. do not meet the criteria to be considered equity of the Trust, they have been classified as non-controlling interest. Previously, they had been recorded as part of the equity of the Trust.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

The exchangeable shares were originally issued by Harvest Operations Corp. as partial consideration for the purchase of a corporate entity in 2004. The exchangeable shares rank equally with the Trust Units and participate in distributions through an increase in the exchange ratio applied to the exchangeable shares when they are converted to Trust Units.

Over time, the exchangeable shares will continue to be converted into Trust Units and the non-controlling interest on the balance sheet will be eliminated. The non-controlling interest on the balance sheet represents the book value of the remaining exchangeable shares plus the accumulated earnings or loss of the Trust attributed to those exchangeable shares. The non-controlling interest on the income statement represents the current period loss attributed to the non-controlling interest holders during the period. The total net income (loss) attributed to non-controlling interest for the three and six months ended June 30, 2005 was $120,000 and $(375,000), respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our drilling and operational enhancement programs, as well as current financial commitments, are expected to be financed from Funds Flow from Operations (see "Certain Financial Reporting Measures" in this MD&A). Our cash distributions to Unitholders are financed solely from Funds Flow from Operations. In the second quarter of 2005, our distribution payout ratio of 46% (calculated by dividing distributions to Unitholders by Funds Flow from Operations) resulted in excess Funds Flow from Operations available for our capital expenditure programs. This compares to a payout ratio of 69% in the second quarter of 2004. Our payout ratio for the six month period ended June 30, 2005 was 47% (excluding the special distribution of 2004 income paid in Trust Units) compared to 72% for the same period in 2004. During the second quarter, we announced a 25% increase to our monthly distribution level, effective with the July distribution, payable in August. We have also announced an increase to $0.35 per Trust Unit per month commencing with the September 15 payment. This increase in distributions is a reflection of the success of Harvest's strategy to date.

As at June 30, 2005, Harvest's net debt increased to $436.6 million from $429.6 million at December 31, 2004, primarily as a result of the deposit made by Harvest for the $260 million Hay River acquisition. The Hay River acquisition closed on August 2, 2005 and was financed by drawing on Harvest's new $400 million senior secured credit facility. Net proceeds from the equity and convertible debenture financing, which closed the same day, of $237 million were used to repay amounts drawn under the credit facility. Following the acquisition and the financings, we anticipate net bank debt to be approximately $100 million.

We anticipate that sufficient Funds Flow from Operations for the balance of 2005 will be available to finance our planned capital development program, expected distributions of $0.35 per Unit per month and still leave us with sufficient funds to repay a portion of our outstanding bank debt. Given the significant amount of oil price protection we have in place, we believe that our Funds Flow from Operations in 2005 will exceed cash distributions as well as our budgeted capital expenditures under most WTI price scenarios. It is also important to note that to the extent our Unitholders elect to receive distributions in the form of Trust Units rather than cash under our Distribution Reinvestment Plan
(DRIP), this further reduces net cash outlays. During the second quarter of 2005, DRIP participation averaged approximately 5%.

The table below provides an analysis of our debt structure, including some key debt ratios. We believe that the current capital structure is appropriate given our low payout ratio, the significant oil price protection in place, and the long term to maturity of the majority of our debt. As noted above, we intend to use Funds Flow from Operations after distributions and capital expenditures to repay bank debt through the balance of 2005 and through 2006. Pro forma the Hay River acquisition, net debt will be lower by approximately $26 million, and cash flows will reflect the incremental production acquired. Management anticipates pro forma debt to Funds Flow from Operations to be approximately 1.5 times.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

                                                           AS AT JUNE 30,   As at December 31,
($ MILLIONS)                                                         2005                 2004       Change
------------------------------------------------------------------------------------------------------------
Bank debt                                                         $ 138.1               $ 75.5          83%
Working capital deficit (surplus) excluding bank debt(1)            (18.6)                27.8         167%
Senior notes                                                        306.4                300.5           2%
Convertible debentures                                               10.7                 25.8         (59%)
------------------------------------------------------------------------------------------------------------
Net debt obligations                                              $ 436.6              $ 429.6           2%
------------------------------------------------------------------------------------------------------------

Annualized quarterly funds flow(2)                                $ 228.9              $ 211.5           8%
Net debt to funds flow (times)                                        1.9                  2.0           0%
============================================================================================================

NOTE 1 EXCLUDES CURRENT PORTION OF DERIVATIVE CONTRACTS ASSETS AND LIABILITIES, FUTURE INCOME TAX AND TRUST UNIT INCENTIVE PLAN LIABILITY.
NOTE 2 REFLECTS REALIZED HEDGING LOSSES WHICH WERE SIGNIFICANT IN THE SECOND QUARTER GIVEN THE NATURE OF OUR OIL PRICE HEDGES. OUR HEDGES IN THE LATTER HALF OF 2005 ARE PRIMARILY INSTRUMENTS WHICH DO NOT PLACE A CAP ON WTI PRICE REALIZATIONS.

Since inception, we have communicated our intention to pursue a strategy that will allow us to sustain or increase our Funds Flow from Operations and distributions per Unit. During the three month periods ended June 30, 2005 and 2004, we declared $26.1 million and $11 million, respectively, in distributions payable to Unitholders ($0.20 per Trust Unit per month for each of April, May and June). Year to date in 2005, distributions declared total $62.3 million, including the payment of a special one-time distribution relating to undistributed 2004 taxable income of $10.7 million, compared to $21.3 million declared during the same period in 2004. Effective with the August distribution (payable September 15, 2005), we have increased our distribution level to $0.35 per Trust Unit per month. The higher level of distributions paid in the second quarter of 2005 reflects the increased number of Trust Units outstanding compared to the first quarter of 2004.

Our payout ratio, which is the ratio of distributions to Funds Flow from Operations, remains among the lowest in the trust sector. We reported a 46% payout ratio in the second quarter of 2005, and a 47% payout ratio year-to-date, compared to 69% and 72% in the same periods in 2004. We anticipate that our payout ratio will range between 50% and 55%, assuming a $0.35 monthly distribution and current commodity prices. This low payout ratio will provide Harvest significant flexibility in financing capital and acquisition activities and servicing our outstanding debt. Reducing our debt will help position us to take advantage of any future acquisition opportunities.

Of the total second quarter 2005 distributions, the Distribution Reinvestment Plan ("DRIP") accounted for 5% of total distributions, or $1.4 million represented by approximately 63,000 Trust Units. Harvest's DRIP enables Unitholders to reinvest their cash distributions back into Harvest Units, rather than receive the amount paid in cash. Management anticipates that during the balance of 2005, the DRIP will increase from second quarter levels and average closer to our historical average of 20% participation. Should the percentage participation in our DRIP decrease, we will need to use a larger amount of Funds Flow from Operations to pay monthly distributions.

Payments to U.S. Unitholders are subject to 15% Canadian withholding tax, which applies to the taxable portion of the distribution. After consulting with our U.S. tax advisors, we are of the view that our distributions are "qualified dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. These dividends are eligible for the reduced tax rate applicable to long-term capital gains. However, the distributions may not be qualified dividends in certain circumstances, depending on the holder's personal situation (i.e. if an individual holder does not meet a holding period test). Where the distributions do not qualify, they should be reported as ordinary dividends. U.S. and other non-resident Unitholders are urged to obtain independent legal advice on how their distributions should be treated for tax purposes.

Harvest's Trust Units listed for trading on the New York Stock Exchange (NYSE) on July 21, 2005. This listing will provide Harvest's unitholders with additional liquidity, and Harvest with greater access to the U.S. capital market. From time to time the Trust may require external financing, in the form of both debt and equity, to further its business plan of maintaining production, reserves and distributions through acquisitions and capital expenditures. Our ability to obtain the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

Of the convertible debentures outstanding at June 30, 2005, approximately $2.1 million have converted into Units through August 11, 2005 and we anticipate continued conversions of in-the-money debentures through 2005.

A breakdown of our outstanding Trust Units and potentially dilutive elements is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                       AS AT JUNE 30, 2005     As at December 31, 2004       As at June 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
Market price of Trust Units at end of period ($/unit)                27.05                       22.95                     14.70
Trust Units outstanding                                         43,772,207                  41,788,500                20,228,860
Exchangeable shares outstanding(1)                                 240,011                     455,547                   600,587
Trust Units represented by Exchangeable shares                     268,640                     485,003                   600,587
Total market value of Trust Units at
     end of period(2) ($millions)                           $      1,191.3              $        970.0            $        306.2
9% Convertible debentures(3), face value ($millions)        $          2.8              $         10.7            $         57.8
8% Convertible debentures(4), face value ($millions)        $          8.0              $         15.2            $           --
Trust Unit rights outstanding(5)                                 1,569,966                   1,128,387                 1,168,100
Total Trust Units, diluted(6)                                   46,309,075                  45,099,038                26,125,761
=================================================================================================================================

NOTE 1 EXCHANGEABLE SHARES ARE EXCHANGEABLE INTO TRUST UNITS AT THE ELECTION OF THE HOLDER AT ANY TIME. THE EXCHANGE RATIO IN EFFECT ON JUNE 30, 2005 WAS 1.11928:1, AND ON DECEMBER 31, 2004 WAS 1.06466:1. THE JUNE
         30, 2005 EXCHANGE RATIO WAS USED TO DETERMINE TRUST UNITS REPRESENTED BY EXCHANGEABLE SHARES.
NOTE 2 INCLUDING TRUST UNITS OUTSTANDING AND ASSUMING EXCHANGE OF ALL EXCHANGEABLE SHARES.
NOTE 3 EACH DEBENTURE IN THIS SERIES HAS A FACE VALUE OF $1,000 AND IS CONVERTIBLE, AT THE OPTION OF THE HOLDER AT ANY TIME, INTO TRUST UNITS AT A PRICE OF $13.85 PER TRUST UNIT. IF DEBENTURE HOLDERS CONVERTED ALL OUTSTANDING DEBENTURES IN THIS SERIES AT JUNE 30, 2005 AND DECEMBER 31, 2004, AN ADDITIONAL 200,939 AND 764,286 TRUST UNITS WOULD BE ISSUABLE, RESPECTIVELY. FOR ACCOUNTING PURPOSES THE CONVERTIBLE DEBENTURES ARE RECORDED AT A DISCOUNT TO REFLECT THE IMPLIED INTEREST RATE ON ISSUANCE.
NOTE 4 EACH DEBENTURE IN THIS SERIES HAS A FACE VALUE OF $1,000 AND IS CONVERTIBLE, AT THE OPTION OF THE HOLDER AT ANY TIME, INTO TRUST UNITS AT A PRICE OF $16.07 PER TRUST UNIT. IF DEBENTURE HOLDERS CONVERTED ALL OUTSTANDING DEBENTURES IN THIS SERIES AT JUNE 30, 2005 AND DECEMBER 31, 2004, AN ADDITIONAL 497,324 AND 932,862 TRUST UNITS WOULD BE ISSUABLE, RESPECTIVELY. FOR ACCOUNTING PURPOSES THE CONVERTIBLE DEBENTURES ARE RECORDED AT A DISCOUNT TO REFLECT THE IMPLIED INTEREST RATE ON ISSUANCE.
NOTE 5   EXERCISABLE AT AN AVERAGE PRICE OF $13.51 PER TRUST UNIT AS AT JUNE
         30, 2005, AND $10.09 PER TRUST UNIT AS AT DECEMBER 31, 2004. ALSO INCLUDES UNIT AWARD INCENTIVE PLAN RIGHTS OF 31,441 AS AT JUNE 30, 2005 AND 10,662 AT DECEMBER 31, 2004. EACH UNIT AWARD INCENTIVE PLAN RIGHT CAN BE CONVERTED INTO ONE TRUST UNIT ONCE VESTED WITH NO ADDITIONAL CONSIDERATION.
NOTE 6   FULLY DILUTED UNITS DIFFER FROM DILUTED UNITS FOR ACCOUNTING
         PURPOSES. FULLY DILUTED INCLUDES TRUST UNITS OUTSTANDING AS AT JUNE 30, 2005 OR DECEMBER 31, 2004 PLUS THE IMPACT OF THE CONVERSION OR EXERCISE OF EXCHANGEABLE SHARES, TRUST UNIT RIGHTS, UNIT AWARD RIGHTS AND CONVERTIBLE DEBENTURES IF COMPLETED AT JUNE 30, 2005 OR DECEMBER 31, 2004.

($MILLIONS)                                           AS AT JUNE 30, 2005  As at December 31, 2004     % Change
----------------------------------------------------------------------------------------------------------------
Total market capitalization(1)                                  $ 1,191.3                  $ 970.2          23%
Net debt                                                            436.6                    429.6            0
----------------------------------------------------------------------------------------------------------------
Enterprise value (total capitalization)(2)                      $ 1,627.9                $ 1,399.8          16%
----------------------------------------------------------------------------------------------------------------
Net debt as a percentage of enterprise value(3) (%)                   27%                      31%          (4%)
================================================================================================================

NOTE 1   REFLECTS CONVERSION OF EXCHANGEABLE SHARES INTO TRUST UNITS.
NOTE 2 ENTERPRISE VALUE AS PRESENTED DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY CANADIAN GAAP AND THEREFORE IT MAY NOT BE COMPARABLE WITH THE CALCULATION OF SIMILAR MEASURES FOR OTHER ENTITIES. TOTAL CAPITALIZATION IS NOT INTENDED TO REPRESENT THE TOTAL FUNDS WE HAVE RECEIVED FROM EQUITY AND DEBT.
NOTE 3 THIS RATIO CHANGED FOLLOWING THE $175 MILLION TRUST UNIT AND $75 MILLION CONVERTIBLE DEBENTURE FINANCING WHICH CLOSED ON AUGUST 2, 2005. AS OF THAT DATE, THE RATIO WAS APPROXIMATELY 25%.

CONTRACTUAL OBLIGATIONS
Our contractual obligations have not changed significantly from those disclosed in the MD&A and financial statements for the year ended December 31, 2004.

OFF BALANCE SHEET ARRANGEMENTS

We have a number of immaterial operating leases in place on moveable field equipment, vehicles and office space. The leases require periodic lease payments and are recorded as either operating costs or G&A. We also finance our annual insurance premiums, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

RELATED PARTY TRANSACTIONS

A corporation controlled by one of our directors sublets office space from us and we provide administrative services to that corporation on a cost recovery basis. See Note 12 to the Consolidated Financial Statements.

CAPITAL ASSET EXPENDITURES

Development capital expenditures, excluding property acquisitions totaled $27.2 million and $50.4 million for the three and six month periods ended June 30, 2005. This compares to development capital expenditures of $8.3 million in the second quarter of 2004 and $18.5 million for the six months ended June 30, 2004. The three and six month periods ending June 30, 2005, include non-cash capital additions of approximately $1 million relating to non-cash UAR costs that have been capitalized. For the three month period ended June 30, 2005, property acquisitions totaled $26.2 million, including $26 million paid to the vendor as a deposit for the Hay River property. For the six month period ended June 30, 2005, property acquisitions totaled $30.8 million. Property acquisition expenditures for the same periods in 2004 were $191.6 million and $193.4 million, respectively. The acquisition of Storm Energy took place in the second quarter of 2004, and represents the majority of the acquisition expenditures in the first half of that year. This acquisition was financed with $75 million of debt and the remaining with Trust Units and Exchangeable Shares. The increase in development capital expenditures in 2005 compared to 2004 is due to several factors, including an increased number of producing properties, higher drilling activity, additional well workovers and optimization activities, and generally reflects the expanded base of internal growth opportunities resulting from past acquisitions.

We continue to review opportunities within the acquisition market, and initiated the acquisition of the Hay River property late in the second quarter. This $238 million acquisition, after adjustments, closed on August 2, 2005, and provides us with 5,200 BOE/d of medium oil production, 19.8 mmBOE of proved plus probable reserves, 54,000 net acres of undeveloped land, and an estimated 74 future drilling locations.

Following the announcement of the acquisition, we also increased our forecasted capital budget for 2005 to $110 million. Our 2005 budget includes drilling of just under 90 wells. We will continue to be active in analyzing potential acquisition opportunities. In the event the acquisition market becomes too expensive and Harvest cannot create value by purchasing assets, we have a sufficient drilling inventory to keep us active for the next 2 to 3 years.

SENSITIVITIES

The table below indicates the impact of changes in key variables on several financial measures of Harvest. The figures in this table are based on the Units outstanding as at June 30, 2005 and our existing hedging program, and are provided for directional information only.

                                                                          Variable
                                    -----------------------------------------------------------------------------------------
                                            WTI              Heavy Oil        Crude Oil    Canadian Bank    Foreign Exchange
                                      Price/bbl Price differential/bbl       Production       Prime Rate    Rate Cdn. / U.S.
-----------------------------------------------------------------------------------------------------------------------------
Assumption                          $45.00 U.S.            $15.00 U.S.     39,000 boe/d            4.25%                1.21
Change                               $1.00 U.S.             $1.00 U.S.      1,000 boe/d               1%                0.01

ANNUALIZED IMPACT ON:
Funds flow from operations ($000's)      $6,622                 $2,109          $11,797           $1,043              $2,549
Per Trust Unit, basic                     $0.13                  $0.04            $0.25            $0.01               $0.06
Per Trust Unit, diluted                   $0.12                  $0.04            $0.24            $0.01               $0.06

Payout ratio                               1.0%                   0.4%             1.9%             0.2%                0.4%
----------------------------------------------------------------------------------------------------------------------------

As noted above, our commodity price risk management program provides significant downside price protection, while allowing Harvest to participate in upward price movements. Thus, cash flow sensitivities are less extreme with WTI price declines than with price increases.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

Oil price derivative contracts in place as at June 30, 2005 are summarized in the table below. The prices shown for collars, indexed puts and participating swaps are floor prices.

                                            2005                             2006                              2007
                            -------------------------------- --------------------------------- --------------------------------
                             Volume (bbls/d) Pricing ($/bbl) Volume (bbls/d)   Pricing ($/bbl)  Volume (bbls/d) Pricing ($/bbl)
------------------------------------------------------------ --------------------------------- --------------------------------
WTI Crude Oil Swaps                     500         $ 24.00               --               --
WTI Crude Oil Collars                 3,500         $ 28.07               --               --
WTI Indexed Put Contracts            18,500         $ 35.95            3,719          $ 34.00
WTI Participating Swaps(1)               --              --           11,271          $ 39.73            2,479          (49.03)
WTI Participating Swaps(2)               --              --            5,000          $ 49.03            2,479          (49.03)
===============================================================================================================================

(1)  50% UPSIDE PARTICIPATION
(2)  75% UPSIDE PARTICIPATION.

The percent of WTI shown in the table below represents the average of all outstanding contracts.

                                                       2005                                 2006
                                          ----------------------------------  ----------------------------------
Oil Price Differential Swap Contracts(1)  Volume (bbls/d)    Percent of WTI   Volume (bbls/d)    Percent of WTI
---------------------------------------------------------- -----------------  ---------------- -----------------
July - December 2005                               10,000             28.7%
January - December 2006                                                                 7,500             28.7%
============================================================================  ==================================

(1)  CERTAIN OF THESE CONTRACTS OVERLAP A PORTION OF BOTH YEARS.

CRITICAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our critical accounting policies and estimates are substantially the same as those presented in our 2004 annual MD&A.

IMPACT ON NET INCOME OF CHANGE IN ACCOUNTING POLICIES

The implementation of new accounting policies in 2005 as discussed below resulted in changes to the accounting treatment for exchangeable shares, convertible debentures and the equity bridge notes. As a result, we have restated previously reported annual and quarterly net income. The restatements were required per the transitional provisions of the respective accounting standards.

The following table illustrates the impact of the new accounting policies on quarterly net income (loss) and net income (loss) per Unit for periods which have been presented for comparative purposes:

                                                                                2004
                                                        ----------------------------------------------
($ THOUSANDS)                                                  Q4          Q3          Q2          Q1
------------------------------------------------------------------------------------------------------
Net Income (loss) before change in accounting policies(1)  12,536       5,166       1,594      (1,065)

Increase (decrease) in net income:
      Interest expense(2)                                    (751)     (3,386)     (1,443)     (1,185)
      Non-controlling interest(3)                            (185)        (40)         --          --
Net income (loss) after change in accounting policies      11,600       1,740         151      (2,250)

Net income (loss) per Trust Unit, as reported
      Basic                                                  0.29        0.07        0.02       (0.13)
      Diluted                                                0.28        0.07        0.02       (0.13)
Net income (loss) per Trust Unit, as restated
      Basic                                                  0.29        0.06        0.01       (0.13)
      Diluted                                                0.27        0.06        0.01       (0.13)
======================================================================================================

NOTE 1 THIS REPRESENTS NET INCOME AS REPORTED BEFORE RETROACTIVE RESTATEMENT FOR CHANGES IN ACCOUNTING POLICIES.
NOTE 2 ADOPTION OF THE AMENDMENT TO CICA HANDBOOK SECTION 3860 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION" RESULTED IN THE CONVERTIBLE DEBENTURES AND EQUITY BRIDGE NOTES BEING CLASSIFIED AS DEBT WHEREAS PREVIOUSLY THEY WERE CLASSIFIED AS EQUITY. IN ADDITION, THE INTEREST EXPENSE RELATING TO THESE INSTRUMENTS WAS REQUIRED TO BE CHARGED AGAINST NET INCOME RATHER THAN DIRECTLY TO ACCUMULATED INCOME. ALSO, THE DEFERRED FINANCING CHARGES ASSOCIATED WITH THE CONVERTIBLE DEBENTURES ARE NOW REFLECTED SEPARATELY IN DEFERRED CHARGES ON THE BALANCE SHEET AND AMORTIZED TO INCOME OVER THE TERM OF THE DEBT; PREVIOUSLY THEY WERE APPLIED AS A REDUCTION TO THE OUTSTANDING BALANCE.
NOTE 3   ADOPTION OF EIC 151 "EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES
         OF INCOME TRUSTS", RESULTED IN THE EXCHANGEABLE SHARES BEING CLASSIFIED AS MINORITY INTEREST AND THE INCOME ATTRIBUTED TO MINORITY INTEREST HOLDERS BEING APPLIED AGAINST NET INCOME.

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

NEW ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS

On January 1, 2005, the Trust retroactively adopted the amendment to the Canadian Institute of Chartered Accountants ("CICA") handbook section 3860 "Financial Instruments". These changes require that fixed-amount contractual obligations that can be settled by issuing a variable number of equity instruments be classified as liabilities. The convertible debentures and the equity bridge notes previously issued by the Trust have characteristics that meet the noted criteria and we have retroactively accounted for these instruments as debt and reflected related interest costs as interest expense in the statement of income.

EXCHANGEABLE SHARES

On January 19, 2005, the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be non-transferable in order to be classified as equity. The exchangeable shares issued by Harvest Operations Corp. are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheet. In addition, a portion of consolidated income or loss before non-controlling interest is reflected as a reduction to such income or loss in the Trust's consolidated statement of income. Prior periods have been retroactively restated.

VARIABLE INTEREST ENTITIES ("VIES")

In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 defines VIEs as entities in which either: the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 harmonizes Canadian and U.S. GAAP and provides guidance for companies consolidating VIEs in which it is the primary beneficiary. The guideline is effective for all annual and interim periods beginning on or after November 1, 2004. We have performed a review of entities in which Harvest has an interest and have determined that we do not have any variable interest entities at this time.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

In an effort to harmonize Canadian GAAP with U.S. GAAP, the Canadian Accounting Standards Board has recently issued new Handbook sections:

    o    1530, Comprehensive Income;

    o    3855, Financial Instruments - Recognition and Measurement; and

    o    3865, Hedges.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives. Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

    o financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and

    o    certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of the term "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, unrealized foreign exchange gains and losses, and unrealized gains and losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. As we do not apply hedge accounting to

HARVEST ENERGY TRUST                                            2ND QUARTER 2005
--------------------------------------------------------------------------------

any of our derivative instruments, we do not expect these pronouncements to have a significant impact on our consolidated financial results.

NON-MONETARY TRANSACTIONS

The AcSB has approved revisions to Section 3830, Non-Monetary Transactions, that require all non-monetary transactions to be measured at fair market value unless:

    o    the transaction lacks commercial substance;

    o the transaction is an exchange of production or property held for sale in the ordinary course of business for production or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

    o neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or

    o the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions, initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

OPERATIONAL AND OTHER BUSINESS RISKS

Our operational and other business risks are substantially the same as those presented in our 2004 annual MD&A.

KEY PERFORMANCE INDICATORS AND OUTLOOK

We have indicated guidance on full year 2005 performance measures elsewhere in this MD&A.

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new geographic areas that can support sustainable distributions and growth in net asset value per Unit.

It is important to note that any future guidance provided is based upon management's current expectations. The ultimate results may vary, perhaps materially.

Additional information on Harvest Energy Trust, including our most recently filed Annual Information Form and annual report, can be accessed from SEDAR at WWW.SEDAR.COM or from our website at www.harvestenergy.ca.